UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2003

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this From is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1

Angiotech Pharmaceuticals, Inc. today announced that it has entered into an agreement and plan of merger to acquire all of the outstanding shares of STS Biopolymers, Inc. (“STS”) for cash consideration of approximately US $23 million.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date: November 14, 2003	By: /s/ David M. Hall
Name: David M. Hall
Title: Chief Financial Officer

Exhibit 1

Form 53-901F
Form 25 (Securities Act, 1988 (Saskatchewan))
Form 26 (Securities Act (Newfoundland))

Material Change Report
Under:
Section 85(1) of the Securities Act (British Columbia)
Section 118(1) of the Securities Act (Alberta)
Section 84(1)(b) of the Securities Act, 1988 (Saskatchewan)
Section 75(2) of the Securities Act (Ontario)
Section 81(2) of the Securities Act (Nova Scotia)
Section 76(2) of the Securities Act (Newfoundland)

Item 1

Reporting Issuer

Angiotech Pharmaceuticals, Inc.

1618 Station Street, Vancouver, BC, Canada V6A 1B6

Item 2

Date of Material Change

Friday, November 14, 2003

Item 3

Press Release

A press release providing notice of the material change was issued on November 14, 2003.

Item 4

Summary of Material Change

Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP) today announced that it has entered into an agreement and plan of merger to acquire all of the outstanding shares of STS Biopolymers, Inc. (“STS”) for cash consideration of approximately US $23 million.

Item 5

Full Description of Material Change

See attached press release.

Item 6

Reliance on section 85(2) of the Act

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Senior Officer

Contact:                 David M. Hall, Chief Financial Officer
Telephone:             (604) 221-7676

Item 9

Statement of Senior Officer/Director

The foregoing accurately discloses the material change referred to herein.

Dated at the City of Vancouver, in the Province of British Columbia, this 14th day of November, 2003.

Angiotech Pharmaceuticals, Inc.

By:

/s/ David M. Hall

DAVID M. HALL, CHIEF FINANCIAL OFFICER

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

FOR IMMEDIATE RELEASE
NEWS RELEASE
November 14, 2003

ANGIOTECH ANNOUNCES AGREEMENT TO

ACQUIRE STS BIOPOLYMERS, INC.

Vancouver, BC and Henrietta, NY —Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP) today announced that it has entered into an agreement and plan of merger to acquire all of the outstanding shares of STS Biopolymers, Inc. (“STS”) for cash consideration of approximately US $23 million. STS is a privately owned company located in Henrietta, New York, specializing in the development and manufacture of state-of-the-art biocompatible coatings for medical devices.  The transaction is expected to close by the end of December 2003 and is subject to the approval of STS’s shareholders as well as other customary closing conditions. The acquisition will be accounted for using the purchase method of accounting.

With today’s announcement, Angiotech welcomes to its team an experienced group of STS scientists and managers with skills in biocompatible coatings that complement Angiotech’s expertise in product development for next-generation drug-coated medical devices and surgical implants.  STS’s coatings are in commercial use on a wide range of medical devices including vascular, neurointerventional catheters, dilators, cannulae, gastroenteral feeding tubes, urinary catheters, blood filters, infusion catheters, and guidewires.

“I am impressed by STS’s diversity of commercially approved products and their development expertise,” said William L. Hunter, President and CEO of Angiotech.  “Of special interest, these coatings lend themselves to drug-loading, enabling us to develop new next-generation drug loaded products.”

“This is a major forward step in the growth of STS Biopolymers,” said Richard Richmond, CEO of STS Biopolymers.  “We are excited about the advances Angiotech with STS Biopolymers will bring to the medical field.”

STS has been developing and manufacturing biocompatible coatings for medical devices since 1991.  They also license a series of hydrophilic lubricious (SLIP-COAT®), drug delivery (MEDI-COAT®) and medical imaging (ECHO-COAT®) coatings to a wide variety of medical device partners.  The first product, a line of ultrasound biopsy and aspiration needles, was introduced worldwide in 1999.

SLIP-COAT® is a lubricious coating that uses the body’s fluids to reduce friction by more than 90%. The technology comprises a patented, non-reactive hydrophilic/hydrophobic polymer matrix, which can be varied to optimize performance characteristics such as lubricity, flexibility and hydration.

MEDI-COAT® is a family of biocompatible coatings comprising a patented hybrid polymer system designed for localized delivery of bioactive agents from medical device surfaces. MEDI-COAT® technology consists of drugs entrapped in patented mixtures of hydrophilic and hydrophobic polymers, which are designed for controlled elution of the drug from the coated surface. Examples of classes of drugs suitable for coatings that could be used with MEDI-COAT® include anti-infective drugs, anti-thrombogenics, anti-proliferative drugs and scar-forming drugs.  In addition, a patented BOND-COAT® primer system allows adhesion of various agents to metal substrates with the flexibility to meet the potential requirements of many metal medical devices, such as cochlear implants, implanted cardioverter defribrillators (ICDs), orthopedic hardware, screws, plates, spinal cages, and lead wires to name a few.

ECHO-COAT® is a biocompatible surface treatment used in ultrasound imaging technology allowing medical devices to shine brightly in ultrasound images and giving practitioners unparalleled visual feedback during interventional procedures. Regular needles are not easily seen under ultrasound guidance, as the relationship of the needle must be kept parallel to the transducer (perpendicular to the ultrasound beam).  This positioning cannot always be obtained.  ECHO-COAT® coating has the ability to trap microscopic air bubbles which creates thousands of highly efficient ultrasound reflectors on the surface of the ultrasound needle.  With the result of this greater echogenicity, or visibility, procedures never before considered practical by ultrasound guidance are now possible.

STS currently has 46 employees, including 36 at the company’s headquarters in Henrietta, NY, and 10 at STS’s Dutch subsidiary, MCTec B.V.

An inter-company integration team is being assembled to manage the transition and ongoing business relationships with STS’s customers.

Angiotech is in the business of enhancing the performance of medical devices and surgical implants through the innovative use of pharmacotherapeutics.  To find out more about Angiotech Pharmaceuticals, Inc (NASDAQ: ANPI, TSX: ANP), visit our website at www.angiotech.com.

Statements in this press release regarding the proposed transaction between Angiotech and STS, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined company, discovery and development of products, potential acquisitions, strategic alliances and intellectual property, and any other statements about Angiotech or STS managements’ future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” estimates and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the inability to consummate the transaction; the inability to obtain all necessary regulatory and shareholder approvals; the inability of Angiotech to successfully integrate STS’s operations and employees; the inability to realize anticipated synergies and cost savings; the inability to obtain assignment for licenses with third parties; adverse results in drug discovery and clinical development processes; failure to obtain patent protection for discoveries; commercialization limitations imposed by patents owned or controlled by third parties; dependence upon strategic alliance partners to develop and commercialize products and services based on our work; difficulties or delays in obtaining regulatory approvals to market products and services resulting from the combined company’s development efforts; the requirement for substantial funding to conduct research and development and to expand commercialization activities; and any other factors that may affect performance. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Angiotech and STS disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.

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Angiotech Pharmaceuticals Contact:

Ian Harper (investors & media) ext. 6933

Rui Avelar, MD (analysts) ext. 6996

Phone: (604) 221-7676